

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Ofir Paz
Chief Executive Officer
InspireMD, Inc.
3 Menorat Hamaor St.
Tel Aviv, Israel 67448

>   **Re: InspireMD, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 21, 2011**
>   **File No. 333-174948**

Dear Mr. Paz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

1.   We note your response to prior comment 6. Please add separate risk factors to highlight the risks related to your operations in Israel. Also, include a risk factor that highlights that investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against your non-U.S. resident directors and officers.

2.   We note your response to prior comment 8. Please add a risk factor to highlight that your distributors have a contractual right to return all purchases to you for up to eighteen months from the purchase date.

We are subject to financial reporting and other requirements, page 15

3.   Please update the disclosure to clarify whether you have accomplished any of the objectives mentioned in the fourth sentence of this risk factor.

Our Products, page 29

4.   Your revisions in response to prior comment 11 do not address the myocardial blush grade or rates of adverse cardiac events of other bare-metal and drug-eluting stents. Revise your disclosure in this section to provide comparative data for your competitors.

Pre-Clinical Studies, page 31

5.   We note your response to prior comment 14. Please clarify that the trials in 2005 and 2006 were limited to animal testing. Also, clarify that the comparisons mentioned in the fourth and fifth sentences of this section were based only on animal testing and not meaningfully connected to human subjects.

Clinical Trials, page 32

6.   Please revise the prospectus to provide the information set forth in your response to prior comment 13 regarding the reasons for your trial delays. Also, tell us why your tabular disclosure in this section does not include your clinical trial in Brazil mentioned in the fifth paragraph on page 34.

Growth Strategy, page 37

7.   We note your response to prior comment 17. Please update the disclosure regarding the strategies mentioned in the bullet points in this section. For example, update to disclose whether you have partnered with companies as mentioned in the last bullet point.

Patents, page 40

8.   Please expand this section to disclose, if known, the reasons for the delays regarding your patent filings. We note the disclosure in this section that none of your 35 filed patents have been granted.

Government Regulation, page 41

9.   We note your response to prior comment 16. Please reconcile the disclosure in this section that you need to submit applications for regulatory approval in various countries with the disclosure on page 23 that your product has been sold in those countries. Also, expand this section to disclose the material government regulations in Israel concerning your product.

Customers, page 42

10.   Please update the disclosure concerning your material customers. For example, we note the disclosure on page F-48 that a customer from India accounted for 40% of your

revenues in the six months ended June 30, 2011. Also, disclose the terms of your
agreements with your material customer and file the agreements as exhibits.

Legal Proceedings, page 43

11.   We note your response to prior comment 25. Please update the disclosure in this section
concerning litigation with Mr. Mayor and litigation disclosed on page F-50.

Agreements with Executive Officers, page 45

12.   Please clarify that you entered into consulting agreements with A.S. Paz Management
and Investment Ltd. and Israeli Society Ltd. through which you retained Mr. Paz to serve
as your chief executive officer and Dr. Holzer to serve as your president. Also, tell us,
with a view to disclosure, why you entered into consulting agreements with these entities
instead of employment agreements with Mr. Paz and Dr. Holzer.

Certain Relationships and Related Party Transactions, page 55

13.   Please provide the disclosure required by Item 404(a) of Regulation S-K. For example,
we note that you do not disclose in this section the consulting agreements with A.S. Paz
Management and Investment Ltd. and Israeli Society Ltd and the related party
transactions disclosed in Note 9 on page F-19. Also, tell us where you filed as exhibits
the agreements mentioned in Note 9.

Financial Statements for the Years Ended December 31, 2010 and 2009

Note 10 – Commitments and Contingent Liabilities, page F-20

c. Litigation, page F-21

14.   Please refer to our prior comment 25. Please revise your disclosure to provide an
explanation, similar to the one provided in your response, of why you recorded the
$134,000 and $53,000 of expenses in the year ended December 31, 2006 even though the
claims were not submitted until 2010. In particular, include disclosure of your
conclusion that the conditions requiring you to record each charge existed in fiscal 2006
at the time of the events that gave rise to the litigation and were not triggered by the
formal claims filed by the plaintiffs in fiscal 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): Rick A. Werner, Esq.